Exhibit 99.1

JOYY Inc. to Hold 2020 Annual General Meeting on December 18, 2020

GUANGZHOU, China, November 30, 2020 – JOYY Inc. (NASDAQ: YY), a global video-based social media platform (“JOYY” or the “Company”), today announced that it will hold its 2020 annual general meeting of shareholders at Gallery 303, 3/F, Rosewood Guangzhou, 6 East Zhujiang Road, Tianhe District, Guangzhou 510623, People’s Republic of China on December 18, 2020 at 2:00 p.m. (local time).

No proposal will be submitted for shareholder approval at the annual general meeting. Instead, the annual general meeting will serve as an open forum for shareholders of record and beneficial owners of the Company’s American depositary shares (“ADSs”) to discuss Company affairs with the management.

The board of directors of the Company has fixed the close of business on November 30, 2020 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the annual general meeting or any adjourned or postponed meeting thereof.

Holders of record of the Company’s common shares at the close of business on the Record Date are entitled to attend the annual general meeting and any adjournment or postponement thereof in person. Beneficial owners of the Company’s ADSs are welcome to attend the annual general meeting in person.

The Company has filed its annual report on Form 20-F (the “Annual Report”), which includes the Company’s audited financial statements for the fiscal year ended December 31, 2019, with the U.S. Securities and Exchange Commission (the “SEC”). The Company’s Annual Report can be accessed on the investor relations section of its website at http://ir.yy.com/, as well as on the SEC’s website at http://www.sec.gov/.

Holders of the Company’s common shares or ADSs may obtain a hard copy of the Annual Report free of charge by contacting JOYY Inc. at ir@yy.com or by writing to JOYY Inc. at Building B-1, North Block of Wanda Plaza, No. 79 Wanbo Er Road, Nancun Town, Panyu District, Guangzhou 511442, the People’s Republic of China, telephone: +86 (20) 8212-0000.

About JOYY Inc.

JOYY Inc. is a global social media platform. The Company’s highly engaged users contribute to a vibrant social community by creating, sharing, and enjoying a vast range of entertainment content and activities. JOYY enables users to interact with each other in real time through online live media and offers users a uniquely engaging and immersive entertainment experience. JOYY owns BIGO, a fast-growing global tech company headquartered in Singapore. BIGO owns several popular video based social platforms including BIGO live, a leading global live streaming platform outside China; Likee, a leading global short-form video social platform; and video communication service and others. JOYY has created an online community for global video and live streaming users. JOYY Inc. was listed on the NASDAQ in November 2012.

Investor Relations Contact

JOYY Inc.

Jane Xie/Maggie Yan

Tel: +86 (20) 8212-0000

Email: IR@YY.com

ICR, Inc.

Jack Wang

Tel: +1 (646) 915-1611

Email: IR@YY.com